Avanos Medical, Inc. 5405 Windward Parkway Suite 100 South Alpharetta, GA 30004
December 18, 2020
VIA EMAIL AND REGULAR MAIL
Mr. Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 205479
Re:    Avanos Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-36440

Dear Mr. Fay:
This letter is in response to the December 7, 2020 letter from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”).
For convenience, the Staff’s comments are copied below, followed by the Company’s response.
Staff Comment No. 1
General
We note that your forum selection provision in Article X, Section 1 of your Second Amended and Restated Certificate of Incorporation identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Company Response:

The Company respectfully acknowledges the Staff’s comment and will include disclosure as a Risk Factor in its Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and other applicable filings with the Commission, in substantially the form shown below:
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware (or if that court does not have jurisdiction, the U.S. District Court for the District of Delaware) as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors or officers.

Mr. Michael Fay
Securities and Exchange Commission

Unless we consent to the selection of an alternative forum, our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if that court shall not have jurisdiction, the U.S. District Court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or our stockholders, creditors or other constituents, (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against us or any of our directors or officers or employees governed by the internal affairs doctrine. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any claim for which the federal courts have exclusive jurisdiction.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors or officers. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our financial condition and results of operations.
Staff Comment No. 2
Item 15. Exhibits
In future filings, please ensure that all documents that must be filed as exhibits are either filed or incorporated by reference. Refer to Item 601 of Regulation S-K. For example, we note no plans of acquisition, reorganization, arrangement or succession, articles of incorporation, bylaws, instruments defining the rights of security holders, including indentures, or material contracts are identified as filed or incorporated by reference.
Company Response:
The Company respectfully acknowledges the Staff’s comment, and in future filings, we will ensure that all documents that must be filed according to Item 601 of Regulation S-K will either be filed or incorporated by reference in Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and other applicable filings with the Commission.

If you have any further questions or comments regarding the Company’s response to the Staff’s comments, please contact me at (470) 448-5578 or via email at renato.negro@avanos.com.

Avanos Medical, Inc.
By:	/s/ Renato Negro
Renato Negro Vice President and Controller